May 10, 2016

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attn:

John Reynolds
Assistant Director
Officer of Beverages, Apparel,
and Mining

Re:	GreenKissNY Inc. Offering Statement on Form 1-A File No. 024-10541

Dear Mr. Reynolds:

On behalf of GreenKissNY Inc. (the “Company”), I hereby request acceleration of the effective date and time of the above-referenced offering statement to 2:00 p.m., Eastern Time, Thursday, May 12, 2016, or as soon thereafter as is practicable.

In making this request, the Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David N. Feldman of Duane Morris LLP at (212) 692-1036 with any questions.  Also, please notify Mr. Feldman when this request for acceleration has been granted.

Sincerely, /s/ Ann Anderson Ann Anderson President and Chief Executive Officer

cc:   David N. Feldman, Duane Morris LLP

GreenKissNY Inc., Corporate Office, (914) 304-4323, 75 S. Broadway, 4th Floor, White Plains New York 10601